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JAMES A LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

November 14, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Maryse Mills-Apenteng and Edwin Kim

Re:	Universal Business Payment Solutions Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
File Number 001-35170

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company” or “UBPS”), yesterday filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to its Preliminary Proxy Statement on Schedule 14A (001-35170) (the “Proxy Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission received orally from Edwin Kim on November 13, 2012 to James A. Lebovitz of Dechert LLP, counsel to the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of the Proxy Statement, as filed. Except as provided in this letter, terms used in this letter have the meanings given to them in the Proxy Statement.

The Charter Proposals, p.103

1.	We disagree with the use of the phrase “immaterial changes” with respect to the Charter Proposals set forth as Proposal No. 9. Additionally, we think that the list of changes should be expanded. Please revise and include a more comprehensive list of the changes to the Charter that are being approved in this proposal.

Response:

As requested, the Company has revised its disclosure on page 103 and elsewhere to remove the phrase “immaterial changes” from the description of the other changes to the Charter. Additionally, as requested, the Company has revised its disclosure on page 103 and elsewhere to provide a list of the changes being made to the Charter.

2.	Please provide a marked copy of the existing charter against the proposed charter.

United States Securities and Exchange Commission November 14, 2012 Page 2

Response:

The Company provided a marked charter to be included in its Proxy Statement. Due to a printer’s error, the marked version appears as a clean copy of the charter in the Company’s filing on the EDGAR system. The Company will ensure that a marked version of the charter is included with the materials distributed to its stockholders. The Company will also include the marked version in an 8-K to be filed by the Company.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact me by telephone at 215.994.2510 (or by facsimile at 215.655.2510). Thank you very much for your cooperation and attention to this matter and your significant efforts to meet the Company’s deadline.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

cc:	Bipin C. Shah